Exhibit 99.1

STEALTHGAS INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

August 8, 2016

Dear Stockholder:

You are cordially invited to attend the 2016 Annual Meeting of Stockholders of StealthGas Inc., which will be held on Wednesday, September 14, 2016 at 11:00 a.m. Greek local time at the Company’s offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece.

The following Notice of Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about our company and its officers and directors.

Whether or not you are able to attend the 2016 Annual Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by signing and returning the enclosed proxy card or voting instruction form as soon as possible in the envelope provided. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card or voting instruction form. You can revoke the proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Michael G. Jolliffe

Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDERS MEETING TO BE HELD ON SEPTEMBER 14, 2016

The Notice of Annual Meeting of Stockholders, Proxy Statement, proxy card or voting instruction form and the Company’s 2015 Annual Report to Stockholders are available at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

YOUR VOTE IS IMPORTANT.

IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2016 ANNUAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE, OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD OR VOTING INSTRUCTION FORM WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2016 ANNUAL MEETING.

STEALTHGAS INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

NOTICE OF 2016 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Wednesday, September 14, 2016

NOTICE IS HEREBY GIVEN that the 2016 Annual Meeting of Stockholders of StealthGas Inc., a corporation incorporated in the Republic of the Marshall Islands, will be held at 11:00 a.m. Greek local time, Wednesday, September 14, 2016, at the Company’s offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece for the following purposes:

1.	to elect two directors to hold office until the annual meeting of stockholders in 2019 and such director’s respective successor has been duly elected and qualified;

2.	to ratify the appointment of our independent auditors; and

3.	to transact such other business as may properly come before the 2016 Annual Meeting and any adjournments or postponements thereof.

During the 2016 Annual Meeting, management also will discuss our financial results for the year ended December 31, 2015. Copies of our audited consolidated financial statements are contained in our 2015 Annual Report to Stockholders, which is being sent to stockholders together with the accompanying proxy statement. Our 2015 Annual Report to Stockholders is also available on our website at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

Only holders of record of shares of our common stock, par value $0.01 per share, at the close of business on August 2, 2016 will be entitled to receive notice of, and to vote at, the 2016 Annual Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2016 Annual Meeting. Whether or not you expect to attend the 2016 Annual Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail, in the envelope provided, the enclosed proxy card or voting instruction form, which is being solicited on behalf of our Board of Directors. The proxy card or voting instruction form shows the form in which your shares of common stock are registered. Your signature must be in the same form. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction form does not affect your right to vote in person, should you decide to attend the 2016 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

/s/ Harry Vafias

Harry Vafias

President and Chief Executive Officer

Athens, Greece

August 8, 2016

STEALTHGAS INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

PROXY STATEMENT FOR THE 2016 ANNUAL MEETING OF STOCKHOLDERS

To be held on Wednesday, September 14, 2016

This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of StealthGas Inc., a corporation incorporated in the Republic of the Marshall Islands, for use at the 2016 Annual Meeting of Stockholders of the Company to be held at 11:00 a.m. Greek local time, Wednesday, September 14, 2016, at the Company’s offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece and at any adjournments or postponements thereof. This Proxy Statement and the accompanying materials are first being sent to our stockholders on or about August 10, 2016.

VOTING METHODS

Internet Voting

All shareholders of record and street name holders may vote on the Internet by accessing the following website address: http://www.proxyvote.com.

Telephone Voting

All shareholders of record may vote by calling the following toll-free telephone number: 1-800-690-6903. Please follow the voice prompts.

If you are a street name holder, and you requested to receive printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction form enclosed with the proxy materials that your bank or broker sends you.

Vote by Mail

You may also vote by completing the enclosed proxy card or voting instruction form and returning it in the envelope provided. If you voted by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Shareholders of Record and Beneficial Owners

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, American Stock Transfer & Trust Company, you are considered the “shareholder of record” of those shares and the Notice and Proxy Statement will be mailed to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder) and the Notice and Proxy Statement is being forwarded to you by your broker, bank or nominee. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the 2016 Annual Meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the 2016 Annual Meeting unless you bring with you a legal proxy from the shareholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether on the Internet, by telephone or by mail in the accompanying form and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of each of the nominees for director described herein, (ii) for the ratification of the appointment of our independent auditors and (iii) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2016 Annual Meeting or any adjournments or postponements thereof. Any stockholder who votes by using the Internet, by telephone or by completing and returning by mail the proxy card or voting instruction form may revoke it at any time before it is exercised by (i) delivering written notice to our Secretary of its revocation, (ii) executing and delivering to our Secretary a later dated proxy by using the Internet, by telephone or by mail, or (iii) appearing in person at the 2016 Annual Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the 2016 Annual Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the 2016 Annual Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock.

VOTING SECURITIES

Holders of our common stock as of the close of business on August 2, 2016 will be entitled to notice of, and to vote at, the 2016 Annual Meeting or any adjournments or postponements thereof. On that date there were 39,860,563 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2016 Annual Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters), of stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the 2016 Annual Meeting will constitute a quorum at the 2016 Annual Meeting.

Assuming that a quorum is present at the 2016 Annual Meeting, the directors will be elected by a plurality of votes cast. There is no provision for cumulative voting. Approval of other items at the 2016 Annual Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of the directors or the outcome of the vote on other proposals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of August 2, 2016 held by:

•	each person or entity that we know beneficially owns 5% or more of our outstanding shares of common stock;

•	each of our officers and directors; and

•	all our officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”). In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of August 2, 2016 are considered as beneficially owned by the person holding such options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 39,860,563 shares of common stock outstanding as of August 2, 2016. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	4,000,000	10.0%
331 Kifissias Avenue Erithrea 14561 Athens, Greece
MSDC Management, L.P.(2)	3,708,819	9.3%
645 Fifth Avenue, 21st Floor New York, NY 10022
FMR LLC(3)	3,168,889	7.9%
245 Summer Street Boston, MA 02210
Redwood Capital Management, LLC(4)	2,415,287	6.1%
910 Sylvan Avenue, Suite 130 Englewood Cliffs, NJ 07632
Executive Officers and Directors
Harry N. Vafias(1)	4,418,094	11.1%
Michael G. Jolliffe	*	*
Lambros Babilis	*	*
Markos Drakos	*	*
John Kostoyannis	—	—
All executive officers and directors as a group (5 persons)	4,505,347	11.3%

*	Less than 1%.
(1)	According to Amendment No. 3 to a Schedule 13G jointly filed with the SEC on February 17, 2015 by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 4,418,094 shares of common stock, of which 4,000,000 shares are owned by Flawless Management Inc. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares. Excludes shares of common stock held by members of Mr. Vafias’ immediate family in accordance with the determination of beneficial ownership under Section 13(d) of the Securities and Exchange Act of 1934.
(2)	According to Amendment No. 2 to a Schedule 13G jointly filed by and on behalf of each of MSDC Management, L.P. (“MSDC”) and MSD Credit Opportunity Master Fund, L.P. with the SEC on

February 16, 2016, MSDC is the investment manager of, and may be deemed to beneficially own 3,708,819 shares of common stock beneficially owned by, MSD Credit Opportunity Master Fund, L.P. and has sole voting power and joint dispositive power with respect to all such shares.
(3)	According to Amendment No. 1 to a Schedule 13G jointly filed by and on behalf of each of FMR LLC, Edward C. Johnson 3d, Abigail P. Johnson and Select Energy Service Portfolio with the SEC on February 12, 2016.
(4)	According to Amendment No. 2 to a Schedule 13G jointly filed by and on behalf of each Redwood Capital Management, LLC, Redwood Master Fund, Ltd. and Jonathan Kolatch, which may each be deemed to have shared voting power and joint dispositive power with respect to all such shares, on February 11, 2016.

PROPOSAL ONE — ELECTION OF DIRECTORS

Our Board currently consists of five directors. Under our Amended and Restated Articles of Incorporation, the directors are divided into three classes, one of which is elected each year, with each director elected holding office for a three-year term and until his respective successor is duly elected and qualified. Our board of directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are each independent, as none of them have any relationship or have had any transaction with us which the Board believes would compromise their independence.

Mr. Michael G. Jolliffe and Mr. John Kostoyannis are Class II directors whose terms expire this year. Mr. Jolliffe and Mr. Kostoyannis are standing for election as directors at the 2016 Annual Meeting and, if elected, will each serve a three-year term expiring at the annual meeting of our stockholders in 2019. Mr. Jolliffe and Mr. Kostoyannis have each consented to be named herein and to serve if elected. We do not know of anything that would preclude the nominees from serving if elected. If either nominee becomes unable to stand for election as a director at the 2016 Annual Meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of each nominee for director and each continuing director is set forth below.

The Board recommends that stockholders vote FOR the election of each of the following nominees for director.

NOMINEES FOR ELECTION

Name	Age(1)	Positions	Director Since
Michael G. Jolliffe	66	Chairman of the Board, Class II Director — Term to Expire in 2019(2)	2004
John Kostoyannis	50	Class II Director — Term to Expire in 2019(2)	2010

DIRECTORS CONTINUING IN OFFICE

Name	Age(1)	Positions	Director Since
Harry N. Vafias	38	President, Chief Executive Officer and Class III Director — Term to Expire in 2018	2004
Markos Drakos	56	Class III Director — Term to Expire in 2018(2)	2006
Lambros Babilis	48	Deputy Chairman of the Board, Class I Director — Term to Expire in 2017	2007

(1)	As of August 1, 2016.
(2)	Member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Nominees for Election

The Board of Directors has nominated the following individuals to serve as director:

Class II Directors

Michael G. Jolliffe

Chairman of the Board

Michael G. Jolliffe has been Chairman of our Board of Directors since 2004. He is a director of a number of companies in shipping, agency representation, shipbroking, capital services, mining and telemarketing. Mr. Jolliffe is Co-Founder and Vice Chairman of Tsakos Energy Navigation Ltd, an oil, product carrier and LNG shipping company listed on the New York Stock Exchange. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also the Chairman of Papua Mining Plc a gold and copper mining company quoted on the London AIM market. Mr. Jolliffe is also a trustee of Honeypot Children’s Charity.

John Kostoyannis

Director

John Kostoyannis joined our Board of Directors in 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics.

The following directors will continue in office:

Class III Directors

Harry N. Vafias

President and Chief Executive Officer

Harry N. Vafias has been our President and Chief Executive Officer and a member of our Board of Directors since our inception in December 2004 and our Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

Markos Drakos

Director

Markos Drakos has been a member of our Board of Directors since 2006 and Chairman of our Audit Committee. In 1988, Mr. Drakos co-founded Touche Ross & Co (Cyprus), later renamed Deloitte & Touche, Nicosia and served as co-managing partner of the company’s Nicosia office in Cyprus until 2002. Following the

December 2002 reorganization of Deloitte & Touche, Nicosia, Mr. Drakos founded Markos Drakos Consultants Group, a consulting company, which served as successor to the consulting, special services and international business division of Deloitte & Touche, Nicosia. From 2000 until 2003, Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.

Class I Director

Lambros Babilis

Deputy Chairman of the Board and Executive Director

Lambros Babilis has been Deputy Chairman of our Board of Directors and an Executive Director since 2007. Mr. Babilis was the Technical Manager of Stealth Maritime Corporation from 2006 until 2011 when he became the Chief Operating Officer, and has worked for Stealth Maritime Corporation since 2000. From 1997 until 2000, Mr. Babilis worked in the Technical Department of Multi Trading Ship Management, a company specializing in chemical tankers. From 1993 until 1997, Mr. Babilis worked in a consulting or research capacity for various EEC Shipping related projects and worked as a consultant to shipping companies and as a representative of the Technical Chamber of Greece to the Joint Committee of Health and Safety of Ship Repair (Perama Zone). In addition, from 1996 until 1997, Mr. Babilis was involved in the construction of the Landing Ships at Eleusis Shipyards (Detachment of Hellenic Navy). From 1992 until 1993, Mr. Babilis worked for an international consortium, including PricewaterhouseCoopers and Port and Transport Consulting of Bremen, for the design of the Port Management Information System of Piraeus Port Authority. Mr. Babilis started his career in the Operations Department of Trade and Transport Inc. Mr. Babilis has been involved in the research center of Athens University of Economics and Business and in the Ocean Transportation Economics department at the National Technical University of Athens. From 1994 until 1996, Mr. Babilis was the General Secretary of the Hellenic Association of Naval Architects. Mr. Babilis graduated from the National Technical University of Athens, department of Naval Architecture and Marine Engineering, in 1990, and received an honorary scholarship from the Hellenic Scholarship foundation.

CORPORATE OFFICERS OF THE COMPANY

Our corporate officers are appointed by the Board and serve at the discretion of the Board. Our current executive officers, their respective ages and positions are set forth below. The biographical summaries of Messrs. Vafias and Babilis appear above.

Name	Age(1)	Positions	Director Since
Harry N. Vafias	38	President, Chief Executive Officer and Chief Financial Officer	2004
Lambros Babilis	48	Deputy Chairman of the Board and Executive Director	2006

(1)	As of August 1, 2016.

CORPORATE GOVERNANCE

Our business is managed under the direction of the Board, in accordance with the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws. Members of the Board are kept informed of our business through: discussions with the President and Chief Executive Officer and other members of the Company’s management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees.

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the listing standards of the Nasdaq Stock Market. We have, however, voluntarily adopted all of the Nasdaq required practices, other than that, while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock.

Documents Establishing Our Corporate Governance

The Board of Directors and the Company’s management engage in an ongoing review of our corporate governance practices in order to ensure compliance with the applicable corporate governance rules of the U.S. Securities and Exchange Commission and the listing criteria of the Nasdaq Stock Market.

We have adopted a number of key documents that are the foundation of our corporate governance, including:

•	a Code of Business Conduct and Ethics;

•	Corporate Governance Guidelines;

•	a Nominating and Corporate Governance Committee Charter;

•	a Compensation Committee Charter; and

•	an Audit Committee Charter.

Our Code of Business Conduct and Ethics is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Investor Relations, StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561, Athens, Greece.

Independence of Directors

The foundation for our corporate governance is the Board’s policy that a majority of the members of the Board should be independent. The Board has determined that Messrs. Drakos, Jolliffe and Kostoyannis do not have or have not had a material relationship with us either directly or indirectly during 2015 that would interfere with the exercise of their independent judgment as directors of the company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Corporate Governance Guidelines provide that a director cannot be independent until three years after the end of certain relationships or situations involving the director, members of his/her immediate family and their employment or affiliation with the Company, its auditors, or in other specified circumstances.

To promote open discussion among the independent directors, the Corporate Governance Guidelines require that non-employee directors meet at least once a year, without any management directors and any other members of the Company’s management present, to (1) evaluate the Chief Executive Officer, (2) review management succession planning and (3) consider any other matters they deem important. To promote open discussion among the independent directors, the independent directors met four times in 2015 in regularly scheduled executive sessions without participation of our management and will continue to do so in the remainder of 2016. Mr. Jolliffe served and will serve as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

Board of Directors

In accordance with the Company’s bylaws, the Board has specified that the number of directors will be set at five. The Board may change the number of directors by a vote of a majority of the entire Board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the Board created by death, resignation, removal (which may only be for cause), failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board.

During the fiscal year ended December 31, 2015, the full Board held five meetings. In addition to meetings, the Board and its committees reviewed and acted upon matters by unanimous written consent from time to time. Each director attended all of the meetings of the Board of Directors and meetings of committees. The Board has not adopted any specific policy with respect to the attendance of directors at annual meetings of stockholders. We have held ten annual meetings of stockholders since we became public in October 2005, and our annual meeting of stockholders in September 2015 was attended by a majority of directors.

Committees of the Board

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, each of which has a charter that may be viewed at our website, http://www.stealthgas.com. We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Harry Vafias, President, Chief Executive Officer and Chief Financial Officer, StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. The members of each committee are Markos Drakos, Michael G. Jolliffe and John Kostoyannis, each of whom is an independent director.

Audit Committee

Mr. Drakos was appointed Chairman of the Audit Committee following his election to the Board in February 2006. The Audit Committee is governed by a written charter, which is reviewed and approved annually by the Board. As stated above, the Board has determined that the continuing members of the Audit Committee will meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee met four times during the year ended December 31, 2015. All such meetings in 2015 were attended by all committee members.

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	Company’s compliance with legal and regulatory requirements;

•	independent auditor’s appointment, qualifications and independence;

•	retention, setting of compensation for, termination and evaluation of the activities of the Company’s independent auditors, subject to any required shareholder approval; and

•	performance of the Company’s independent audit function and independent auditors, as well as preparing an Audit Committee Report to be included in our annual proxy statement.

Our Audit Committee is also responsible for establishing procedures for the approval of all related party transactions involving executive officers and directors, which procedures require the audit committee to approve any such transaction. Our Code of Business Conduct and Ethics requires our Audit Committee to review and approve any “related party” transaction, as defined in Item 7.B of Form 20-F, before it is consummated.

The Board of Directors has determined that Mr. Drakos whose biographical details are included herein qualifies as an audit committee financial expert as defined under current SEC regulations and each of Messrs. Drakos, Joliffe and Kostoyannis is independent in accordance with the listing standards of the Nasdaq Stock Market and SEC rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	evaluating and recommending to the Board the slate of nominees for directors to be elected by the stockholders at the Company’s next annual meeting of stockholders and, where applicable, to fill vacancies;

•	recommending to the Board the responsibilities of the Board committees, including each committee’s structure, operations, and authority to delegate to subcommittees;

•	evaluating and recommending to the Board those directors to be appointed to the various Board committees, including the persons recommended to serve as chairperson of each committee;

•	reviewing annually the compensation of non-employee directors and the principles upon which such compensation is determined;

•	consulting with the Chief Executive Officer, as appropriate, and other Board members to ensure that its decisions are consistent with the sound relationship among the Board, Board committees, individual directors and management;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees;

•	retaining, setting compensation and retentions terms for and terminating any search firm to be used to identify candidates; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and periodically reviewing the same.

The Nominating and Corporate Governance Committee met one time during the year ended December 31, 2015. Each Committee member attended the meeting in 2015.

Any stockholder or the Board may propose any person for election as a director. A stockholder who wishes to propose an individual for election as a director must provide written notice to our Secretary as described below under “Stockholder Communications with Directors.” Individuals proposed by stockholders in accordance with these procedures will receive the same consideration that individuals identified to the Nominating and Corporate Governance Committee through other means have.

The Nominating and Corporate Governance Committee evaluates candidates for election as directors by considering, among other things, (i) the candidate’s experience, education, expertise and skills, and how those attributes relate to our business; (ii) how those attributes of a given candidate would complement the other Board members; (iii) the candidate’s independence from conflict of interest with us; (iv) the candidate’s ability to devote appropriate time and effort in preparation for board meetings; (v) the candidate’s character, judgment and reputation, and current or past service in positions or affiliations; and (vi) in determining whether to recommend the nomination of an incumbent director for election, considerations as to whether the incumbent director has performed effectively in his or her most recent years of service and whether the director continues to substantially meet the criteria for selection as director.

Compensation Committee

The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•	administering the Company’s equity compensation plan;

•	reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities;

•	from time to time when necessary, reviewing with the Chief Executive Officer the latter’s proposed succession plan for each executive officer and the Chief Executive Officer’s evaluation of each such executive officer;

•	in case of unexpected unavailability, reviewing with the Board the Company’s succession plan for the CEO and other executive officers, including plans for emergency succession;

•	retaining, setting compensation and retention terms for, and terminating any consultants, legal counsel or other advisors that the Compensation Committee determines to employ to assist it in the performance of its duties; and

•	preparing any Compensation Committee report included in our annual proxy statement.

The Compensation Committee met one time during the year ended December 31, 2015. Each committee member attended the meeting in 2015.

The Compensation Committee determines the compensation of our executive officers based on the Compensation Committee’s evaluation of our company’s performance and the performance of the executive officer, information regarding competitive compensation and such other factors and circumstances as the Compensation Committee may deem relevant. See “Compensation Discussion and Analysis.” The Compensation Committee also recommends to the Board the compensation of members of the Board, including Board and committee retainer fees, equity-based compensation and other similar items as appropriate. Compensation Committee actions that have a material effect on the amount or timing of compensation or benefits to non-executive directors are in all cases subject to the approval or ratification of the Board, unless specific authority for the Compensation Committee to take such action has been delegated by the Board. Our executive officers do not have any role in determining or recommending the amount or form of executive officer or director compensation.

The Compensation Committee is authorized to retain any compensation consultants that it deems necessary in the performance of its duties and to approve the compensation consultant’s retention terms and fees. The Compensation Committee has not retained any compensation consultants to date.

Indemnification

Under the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Bylaws, every director or officer of our company will be indemnified out of our funds against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director or officer while exercising his or her powers and discharging his or her duties. The indemnity extends to any person acting as a director or officer in the reasonable belief that he or she has been so appointed or elected, notwithstanding any defect in such appointment or election. The indemnity contained in our Amended and Restated Bylaws does not extend to any matter which would render it void pursuant to the Business Corporations Act of the Republic of The Marshall Islands.

Stockholder Communications with Directors

Any stockholder may propose that any matter, including the nomination of a person for election as a director, be included in the annual stockholder meeting, so long as the matter is properly brought before the meeting in compliance with the procedures set forth in our Amended and Restated Bylaws. Our Amended and Restated Bylaws provide that stockholder who wishes to propose an individual for election as director must provide written notice to the Secretary of our Company of the intention to propose the nominee and the nominee’s willingness to serve as director. Notice must be given not less than 90 days and not more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. If, however, the date of our annual meeting is more than 30 days before or 60 days after the first anniversary date of the previous year’s annual meeting, a stockholder’s notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to the annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. In addition, each notice must set forth as to each individual whom a stockholder proposes to nominate for election as director, (i) the name of the person to be nominated, (ii) the number and class of all shares of stock of the Company owned by the person and (iii) any other information relating to such individual that is required to be disclosed under the rules of the SEC applicable to solicitations of proxies with respect to nominees for election as directors. These and other provisions in our Amended and Restated Bylaws as to the form and content of a stockholder’s notice may impede stockholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders. Individuals proposed as candidates for election as director by stockholders in accordance with these procedures will receive the same consideration as individuals identified to the Nominating and Corporate Governance Committee through other means.

Stockholders who wish to send communications on any topic to the Board, the non-employee directors as a group, or to the presiding director of the executive sessions of the independent members of the Board, Mr. Jolliffe, may do so by writing to StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors has the responsibility to review, discuss and recommend for approval management compensation arrangements. The Compensation Committee is comprised of directors who are independent under Nasdaq Stock Market rules, applicable SEC requirements and the Company’s requirements for independent directors. The members of the Compensation Committee are Michael Jolliffe, who serves as Chairman, Markos Drakos and John Kostoyannis.

The policy of the Compensation Committee is to structure officers and the directors’ compensation arrangements so as to enable the Company to attract, motivate and retain high performance executives who are critical to our long-term success. The policy is designed to link compensation to how successfully our business plans are executed and meet a number of corporate, financial and operational goals. This design is intended to provide key management personnel with increased compensation when we do well and to provide less compensation when we do not.

Salary and Cash Bonus

Mr. Vafias serves as the Company’s President and Chief Executive Officer and since January 2014, its Chief Financial Officer; Mr. Babilis serves as the Company’s executive director. In 2013 and 2012, the Company also had a separate Chief Financial Officer, and in January 2014 a Chief Technical Officer and a Finance Manager were hired. Such individuals are or were employees of the management company and, except for any awards of stock options, restricted stock or other equity awards that may be granted to such individuals, as discussed below, are not directly compensated by the Company.

Under our management agreement with Stealth Maritime, we do, however, reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Chief Financial Officer, Deputy Chairman and Executive Director and Internal Auditor and, beginning in 2014, our Chief Technical Officer and Finance Manager. The aggregate of such compensation for 2013, 2014, and 2015 was $1.2 million, $1.3 million, and $1.1 million, respectively.

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors.

Equity Awards

The Company’s directors and officers and employees of the management company are also eligible to receive compensation directly from the Company in the form of stock options, stock grants or other equity awards. Our equity compensation plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including restricted stock, stock options and other awards) to our employees, directors or other persons providing significant services to us, including employees of our managers, or our subsidiaries. The aggregate number of shares of our common stock for which awards may be granted under our equity compensation plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted.

In 2012, we awarded an aggregate of 74,761 shares of our common stock to our directors and officers that vested on September 30, 2014. In November 2014, we awarded an aggregate of 230,713 restricted shares of common stock to directors and officers, 50% of which vested on the first anniversary of grant and 25% of which vest on each of the second and third anniversaries of grant, subject to the recipients’ continued service to the Company. No equity awards were made for the years ended December 31, 2013 and 2015. These awards were granted under our previous equity compensation plan, which expired in August 2015 and under which no additional awards can be granted. No awards have been granted under our current equity compensation plan.

We recognized stock-based compensation expense of $0.3 million, $0.4 million and $1.1 million in 2013, 2014 and 2015, respectively.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the “Compensation Discussion and Analysis” set forth above with management and based on such review and discussion recommended its inclusion in this proxy statement.

Compensation Committee

Michael G. Jolliffe, Chairman

Markos Drakos

John Kostoyannis

Compensation Committee Interlocks and Insider Participation

All of the members of the Compensation Committee are non-employee directors and are not former officers of our company. During 2015, none of our executive officers served as a member of the board of directors or on the compensation committee of a corporation where any of its executive officers served on our Compensation Committee or on our Board.

Related Party Transactions

See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” in our 2015 Annual Report provided herewith and our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 22, 2016.

PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Appointment of Auditors

The Audit Committee of the Board, subject to the approval of our stockholders, has appointed the firm of Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.), independent registered public accounting firm, as auditors of the Company for the year ending December 31, 2016. The Board recommends approval by our stockholders of the appointment of Deloitte Certified Public Accountants S.A. as our auditors for the fiscal year ending December 31, 2016. Representatives of Deloitte Certified Public Accountants S.A. are expected to be present at the 2016 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from stockholders. Deloitte Certified Public Accountants S.A., which is the name adopted by Deloitte Hadjipavlou, Sofianos & Cambanis S.A. in July 2016, has been our independent auditors since 2004 and, by virtue of their familiarity with our affairs and their qualifications, are considered qualified to perform this important function.

Principal Accounting Fees and Services

The following table shows the total fees paid or accrued by us for audit and other services provided by Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.), independent registered public accounting firm, which we refer to as Deloitte, for the fiscal years ended December 31, 2015 and 2014 and breaks down these amounts by the category of service.

(In thousands of U.S. Dollars)	2015	2014
Audit fees	$343	$621
Further assurance/audit related fees	—	—
Tax fees	—	—
Other fees	—	—

Total	$343	$621

Audit fees

Audit fees paid to Deloitte in 2015 and 2014, respectively, represent compensation for professional services rendered for (i) the audit of our financial statements for the years ended December 31, 2015 and 2014; (ii) the review of our quarterly financial information for the first three quarters of 2015 and 2014; and (iii) services provided in connection with public or private offerings and any other services performed for SEC or other regulatory filings by us or our subsidiaries.

Further Assurance /Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2015 and 2014.

Tax Fees

Deloitte did not provide any tax services in 2015 and 2014.

Other Fees

Deloitte did not provide any other services that would be classified in this category in 2015 and 2014.

Non-audit services

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.

Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.

Approval for other permitted non-audit services has to be sought on an ad hoc basis.

Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

The Audit Committee and the Board of Directors recommend that the stockholders vote FOR the ratification of the appointment of Deloitte Certified Public Accountants S.A. as our independent auditors for the fiscal year ending December 31, 2016.

OTHER MATTERS

Registered and Principal Executive Offices

Our registered address in the Republic of The Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH96960. Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece and our telephone number at that address is + 30 210 625 0001. Our corporate website address is http://www.stealthgas.com.

Audit Committee Report

The Audit Committee reviews the Company’s financial reporting process on behalf of the Board. The Audit Committee has the sole authority to retain, and set compensation and retention terms for, terminate, oversee, and evaluate the work of the Company’s independent auditors. The independent auditors report directly to the Audit Committee. The Board has determined that each member of the Audit Committee is independent within the meaning of the Sarbanes-Oxley Act of 2002 and the current listing standards of the Nasdaq Stock Market.

The Company’s management is responsible for the Company’s financial reporting process including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.) is responsible for expressing an opinion based upon their audits of the consolidated financial statements. Audit Committee is responsible for overseeing these processes. As part of this process the Audit Committee reviews the Company’s annual audited financial statements, quarterly financial statements and filings with the Securities and Exchange Commission. The Audit Committee also reviews reports on various matters, including: (1) critical accounting policies of the Company, (2) material written communications between the independent auditors and management, (3) the independent auditors’ internal quality-control procedures, (4) significant changes in the Company’s selection or application of accounting principles and, (5) the effect of regulatory and accounting initiatives on the financial statements of the Company. It is not the duty or the responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

The Audit Committee has adopted policies and procedures for pre-approval of all audit and permissible non-audit engagements of the independent auditors and the related fees. Under the policy, prior to the engagement of the independent auditors for the next year’s audit, the Company’s management submits an aggregate of services expected to be rendered during that year for each audit and permissible non-audit engagement to the Audit Committee for approval. The fees are budgeted and the Audit Committee receives periodic reports from the Company’s management and the independent auditors on actual fees versus the budget by type of service. During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the pre-approved budget. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor.

The Audit Committee has met and held discussions with the Company’s management and representatives of Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.). The Company’s management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with the Company’s management and Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.).

The Audit Committee has also received from, and discussed with, Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.) various communications that such independent auditor is required to provide to the Audit Committee, including the matters required to be discussed by PCAOB Auditing Standard (SAS) 16 (Communications with Audit Committees).

Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.) also provided the Audit Committee with a formal written statement required by PCAOB Rule 3526 (Communications with Audit Committees Concerning Independence) describing all relationships between the independent auditor and the Company, including the disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor’s communications with the Audit Committee concerning independence. In addition, the Audit Committee discussed with the independent auditor its independence from the Company.

The Audit Committee reviewed the audit and non-audit fees paid to Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.) and also considered whether non-audit services performed by Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.), were compatible with maintaining the auditor’s independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company’s management and independent auditors, which, in their report, express an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States.

Based upon the Audit Committee’s discussions with the Company’s management and Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.) and the Audit Committee’s review of the representations of the Company’s management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 when filed with the SEC. The Audit Committee also approved, subject to stockholder ratification, the selection of Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.) as the Company’s independent auditors.

Audit Committee

Markos Drakos, Chairman

Michael G. Jolliffe

John Kostoyannis

U.S. Securities and Exchange Commission Reports

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, as filed with the SEC, are available to stockholders free of charge on the Company’s website at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or www.proxyvote.com or by writing to the attention of Harry Vafias, President, Chief Executive Officer and Chief Financial Officer, StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

General

The enclosed proxy is solicited on behalf of the Company’s Board of Directors. Unless otherwise directed, proxies held by Harry N. Vafias, our President, Chief Executive Officer and Chief Financial Officer, or Ifigeneia (Fenia) Sakellari, our Finance Officer, will be voted at the 2016 Annual Meeting or any adjournments or postponements thereof FOR the election of each of the nominees to the Board named on the proxy card or voting instruction form and FOR the ratification of the appointment of the independent auditors. If any matter other than those described in this Proxy Statement properly comes before the 2016 Annual Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock represented by such proxies in accordance with their best judgment.

Please vote all of your shares. Beneficial stockholders sharing an address who are receiving multiple copies of the proxy materials and Annual Report to Stockholders should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the Proxy Statement and Annual Report to Stockholders to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report to Stockholders to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement and Annual Report to Stockholders, now or in the future, should submit their request to us by telephone at + 30 210 625 0001 or by submitting a written request to StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.